            August 4, 2009

By EDGAR Transmission and by Hand Delivery

Terence O’Brien
Accounting Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE, Room 7010
Washington, DC 20549

Re:	China Precision Steel, Inc.
Form 10-K for Fiscal Year Ended June 30, 2008
File No. 000-23039

Dear Mr. O’Brien:

On behalf of China Precision Steel, Inc. (the “Company”), we hereby submit this response to the general comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), set forth in the Staff’s letter, dated July 16, 2009, with respect to the Company’s annual report on Form 10-K (the “Annual Report”).

We understand and agree that:

(A)           the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(B)           the Company’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(C)           the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

18th Floor, Teda Building, 87 Wing Lok Street, Sheung Wan, Hong Kong, People’s Republic of China; Tel.: 86-21-5994-8500; Fax.: 86-21-5994-0382

Terence O’Brien
Division of Corporate Finance
August 4, 2009

Annual Report on Form 10-K, Filed September 15, 2008

Critical Accounting Policies, page F-37

1.
We note your response to prior comment 1 and the impairment test documentation you provided supplementally. Please tell us why you assume annual capital expenditures of $2 -$5 million during 2010 - 2013 when your actual capital expenditures have been $25 million, $15 million, $10 million and $10 million during 2009, 2008, 2007 and 2006, respectively. Further tell us why your cash flows included in your worst case scenario for 2009 are significantly higher than the 2009 cash flows included in your impairment test at March 31, 2009.

RESPONSE: At June 30, 2008, the Company had $11,231,670 in commitments for capital expenditures for contractual commitments. At March 31, 2009, the Company had only $2,495,610 in contractual commitments. We forecast lower capital expenditures in the coming years because the Company had been expanding at a fast pace over the last few years and by now it has completed most of its expansion plans by adding the third cold rolling mill in its facilities in Shanghai. Furthermore, the majority of the construction costs of our third cold rolling mill has already been paid as at June 30, 2009.

The worse case scenario cash flow was higher than that of normal case scenario for FY2009 because we had assumed collection of 70% (50% in the worse-case scenario) of our gross profit in cash every year, with the remaining 30% (50% in the worse-case scenario) to be collected in the following year. As we achieved $22,497,501 in gross profit for FY2008, which was much higher than the forecasted gross profit for FY2009, a 50% collection of FY2008’s gross profit in the worse case scenario instead of a 30% in the normal case scenario has led to a higher cash flow from prior year collections and therefore a higher net cash provided by operating activities for FY2009 in the worse case scenario worksheet provided in our last response. Please see below for the normal case scenario and revised worse case scenario to address this issue. A consistent 30% collection of FY2008’s gross profit has been used in preparing the worse case scenario for FY2009 in the revised version below.

Terence O’Brien
Division of Corporate Finance
August 4, 2009

Impairment Test Documentation

China Precision Steel, Inc.
Impairment test
As at March 31, 2009

	6/30/2009	6/30/2010	6/30/2011	6/30/2012	6/30/2013	6/30/2014	6/30/2015	6/30/2016	6/30/2017	6/30/2018

Tons sold	64451	72000	89122	96,252	103,952	103,952	103,952	109,149	109,149	109,149
Average Selling Price Per ton	1,030	1,050	1,050	1,020	1,050	1,100	1,150	1,150	1,200	1,200

Cash flows from operating activities
Revenues	66,384,530	75,600,000	93,578,100	98,176,795	109,149,496	114,347,091	119,544,686	125,521,920	130,979,395	130,979,395
COGS	57,754,541	61,992,000	72,990,918	73,632,596	81,862,122	85,760,318	89,658,514	94,141,440	98,234,546	98,234,546
Gross Profit	8,629,989	13,608,000	20,587,182	24,544,199	27,287,374	28,586,773	29,886,171	31,380,480	32,744,849	32,744,849
Gross Margin %	13%	18%	22%	25%	25%	25%	25%	25%	25%	25%
Cash generated	12,790,243	12,114,597	18,493,427	23,357,094	26,464,421	28,196,953	29,496,352	30,932,187	32,335,538	32,744,849
Selling expenses	2,000,000	1,300,000	1,200,000	1,800,000	2,400,000	2,640,000	2,904,000	3,194,400	3,513,840	3,865,224
Administrative expenses	1,800,000	1,980,000	2,178,000	2,395,800	2,515,590	2,641,370	2,773,438	2,912,110	3,057,715	3,210,601
Income Tax	420,000	650,000	800,000	1,000,000	2,200,000	3,500,000	4,200,000	5,000,000	5,450,000	5,300,000
Net cash provided by operating activities	8,570,243	8,184,597	14,315,427	18,161,294	19,348,831	19,415,584	19,618,914	19,825,678	20,313,983	20,369,024

Cash flows from investing activities
Additional PPE and CIP	(28,000,000)	(5,000,000)	(2,000,000)	(2,000,000)	(5,000,000)	(3,000,000)	(10,000,000)	(2,000,000)	(2,000,000)	(2,000,000)
Net cash (used in) investing activities	(28,000,000)	(5,000,000)	(2,000,000)	(2,000,000)	(5,000,000)	(3,000,000)	(10,000,000)	(2,000,000)	(2,000,000)	(2,000,000)

Cash flows from investing activities
Interest and finance cost	(1,200,000)	(1,740,000)	(1,800,000)	(1,836,000)	(1,872,720)	(1,880,000)	(1,880,000)	(1,880,000)	(1,880,000)	(1,880,000)
Exercise of common stock warrants	269,985	0	0	0	0	0	0	0	0	0
Short-term bank loan	0	7,350,000	0	0	0	0	0	0	0	0
Net cash provided by financing activities	(930,015)	5,610,000	(1,800,000)	(1,836,000)	(1,872,720)	(1,880,000)	(1,880,000)	(1,880,000)	(1,880,000)	(1,880,000)

Net cash flow	(20,359,772)	8,794,597	10,515,427	14,325,294	12,476,111	14,535,584	7,738,914	15,945,678	16,433,983	16,489,024

Sum of undiscounted cash flows	$96,894,838

Net Carrying Value	$39,800,096

No Impairment	57,094,742

China Precision Steel, Inc.
Impairment test
As at March 31, 2009
Worse-case scenario

	6/30/2009	6/30/2010	6/30/2011	6/30/2012	6/30/2013	6/30/2014	6/30/2015	6/30/2016	6/30/2017	6/30/2018

Tons sold	64451	72000	89122	94,469	100,137	104,000	104,000	109,200	109,200	109,200
Average Selling Price Per ton	1,030	1,050	1,050	1,020	1,050	1,100	1,150	1,150	1,200	1,200

Cash flows from operating activities
Revenues	66,384,530	75,600,000	93,578,100	96,358,706	105,144,353	114,400,000	119,600,000	125,580,000	131,040,000	131,040,000
COGS	57,754,541	61,992,000	72,990,918	75,159,791	82,012,595	89,232,000	93,288,000	97,952,400	102,211,200	102,211,200
Gross Profit	8,629,989	13,608,000	20,587,182	21,198,915	23,131,758	25,168,000	26,312,000	27,627,600	28,828,800	28,828,800
Gross Margin %	13%	18%	22%	22%	22%	22%	22%	22%	22%	22%
Cash generated	11,064,245	11,118,994	17,097,591	20,893,049	22,165,337	24,149,879	25,740,000	26,969,800	28,228,200	28,828,800
Selling expenses	2,000,000	1,300,000	1,200,000	1,800,000	2,400,000	2,640,000	2,904,000	3,194,400	3,513,840	3,865,224
Administrative expenses	1,800,000	1,980,000	2,178,000	2,395,800	2,515,590	2,641,370	2,773,438	2,912,110	3,057,715	3,210,601
Income Tax	420,000	650,000	800,000	1,000,000	2,200,000	3,500,000	4,200,000	5,000,000	5,450,000	5,300,000
Net cash provided by operating activities	6,844,245	7,188,994	12,919,591	15,697,249	15,049,747	15,368,509	15,862,562	15,863,290	16,206,645	16,452,975

Cash flows from investing activities
Additional PPE and CIP	(28,000,000)	(5,000,000)	(2,000,000)	(2,000,000)	(5,000,000)	(3,000,000)	(10,000,000)	(2,000,000)	(2,000,000)	(2,000,000)
Net cash (used in) investing activities	(28,000,000)	(5,000,000)	(2,000,000)	(2,000,000)	(5,000,000)	(3,000,000)	(10,000,000)	(2,000,000)	(2,000,000)	(2,000,000)

Cash flows from financing activities
Interest and finance cost	(1,200,000)	(1,740,000)	(1,800,000)	(1,836,000)	(1,872,720)	(1,880,000)	(1,880,000)	(1,880,000)	(1,880,000)	(1,880,000)
Exercise of common stock warrants	269,985	0	0	0	0	0	0	0	0	0
Short-term bank loan	0	7,350,000	0	0	0	0	0	0	0	0
Net cash provided by financing activities	(930,015)	5,610,000	(1,800,000)	(1,836,000)	(1,872,720)	(1,880,000)	(1,880,000)	(1,880,000)	(1,880,000)	(1,880,000)

Net cash flow	(22,085,770)	7,798,994	9,119,591	11,861,249	8,177,027	10,488,509	3,982,562	11,983,290	12,326,645	12,572,975

Sum of undiscounted cash flows	$66,225,071

Net Carrying Value	$39,800,096

No Impairment	$26,424,975

Terence O’Brien
Division of Corporate Finance
August 4, 2009

Note 3. Summary of Significant Accounting Policies
Advances to Suppliers, page F-9

2.
We note your response to prior comment 3 which provides an aging of your accounts receivables and discusses how you re-establish arrangements with customers regarding intentions and confirmations to pay at each balance sheet date. We further note your days sales outstanding decreased from 115.9 for the nine months ended March 31, 2008 to 112.3 for the nine months ended March 31, 2009. Please tell us and disclose, in future filings, your standard payment terms and how these terms are considered when analyzing your bad debt allowance.

RESPONSE: Credit periods vary substantially across industries, segments, types and size of companies in China where we operate our business. Because of the niche products that we process, our customers are usually also niche players in their own respective segment, who then sell their products to end product manufacturers. The business cycle is relatively long, as well as credit periods. The Company offers credit to its customers for periods of 60 days, 90 days, 120 days and 180 days. We generally offer the longer credit terms to longstanding recurring customers with good payment histories and sizable operations.

Accounts receivable is recorded at the time revenue is recognized and is stated net of allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts based on its assessment of the collectability of the accounts receivable. Management determines the collectability of outstanding accounts by maintaining quarterly communication with such customers and obtaining confirmation of their intent to fulfill their obligations to the Company. Management also considers past collection experience, our relationship with customers and the impact of current economic conditions on our industry and market.  Based on this process, as of March 31, 2009, management believes that all our customers were committed to fulfilling their obligations to the Company and, therefore, determined that an allowance for doubtful accounts of $1,036,609 as of March 31, 2009, was appropriate. However, we note that the continuation or intensification of the current global economic crisis may have negative consequences on the business operations of our customers and adversely impact their ability to meet their financial obligations. To reserve for potentially uncollectible accounts receivable, for the year ended June 30, 2009, our management has made a 50% provision for all accounts receivable that are over 180 days past due and full provision for all accounts receivable over 1 year past due.  If our actual collection experience or other conditions change, revisions to our allowances may be required, including a further provision which could adversely affect our operating income, or write back of provision when estimated uncollectible accounts are actually collected.

Terence O’Brien
Division of Corporate Finance
August 4, 2009

Going forward we will include a detailed description of our significant accounting policy for accounts receivable, including a discussion of our standard payment terms and our bad debt allowance procedures, for each relevant period, with the aim to provide investors with more meaningful information, as follows, using information for the nine months ended March 31, 2009 for illustrative purposes:

Accounts Receivable – Credit periods vary substantially across industries, segments, types and size of companies in China where we operate our business. Because of the niche products that we process, our customers are usually also niche players in their own respective segment, who then sell their products to end product manufacturers. The business cycle is relatively long, as well as credit periods. The Company offers credit to its customers for periods of 60 days, 90 days, 120 days and 180 days. We generally offer the longer credit terms to longstanding recurring customers with good payment histories and sizable operations.

Accounts receivable is recorded at the time revenue is recognized and is stated net of allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts based on its assessment of the collectability of the accounts receivable. Management determines the collectability of outstanding accounts by maintaining regular communication with such customers and obtaining confirmation of their intent to fulfill their obligations to the Company. Management also considers past collection experience, our relationship with customers and the impact of current economic conditions on our industry and market.  However, we note that the continuation or intensification of the current global economic crisis may have negative consequences on the business operations of our customers and adversely impact their ability to meet their financial obligations. Accounts receivable is recorded at the time revenue is recognized and is stated net of allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts based on its assessment of the collectability of the accounts receivable. Management determines the collectability of outstanding accounts by maintaining regular communication with such customers and obtaining confirmation of their intent to fulfill their obligations to the Company. Management also considers past collection experience, our relationship with customers and the impact of current economic conditions on our industry and market. However, we note that the continuation or intensification of the current global economic crisis may have negative consequences on the business operations of our customers and adversely impact their ability to meet their financial obligations.  At March 31, 2009, approximately 42% of our account receivables were past due over 180 days.  To reserve for potentially uncollectible accounts receivable, for the year ended June 30, 2009, our management has made a 50% provision for all accounts receivable that are over 180 days past due and full provision for all accounts receivable over 1 year past due.  From time to time, we will review these credit periods, along with our collection experience and the other factors discussed above, to evaluate the adequacy of our allowance for doubtful accounts, and to make changes to the allowance, if necessary.  If our actual collection experience or other conditions change, revisions to our allowances may be required, including a further provision which could adversely affect our operating income, or write back of provision when estimated uncollectible accounts are actually collected. At March 31, 2009 and June 30, 2008, the Company had $1,036,609 and $1,033,479 of allowances for doubtful accounts, respectively.

Terence O’Brien
Division of Corporate Finance
August 4, 2009

Bad debts are written off for past due balances over two years or when it becomes known to management that such amount is uncollectible.  Bad debt expenses recognized for the nine months ended March 31, 2009 and 2008 were $3,830,134 and nil, respectively. Our management is continually working to ensure that any known uncollectible amounts are immediately written off as bad debt against outstanding balances.

Advances to Suppliers - In order to insure a steady supply of raw materials, the Company is required from time to time to make cash advances to its suppliers for a minimum delivery quantity at future times when raw materials are required. The advance is seen as a deposit to suppliers and guarantees our access to raw materials during periods of shortages and market volatility, and is therefore considered an important component of our operations.  Contracted raw materials are priced at prevailing market rates agreed by us with the suppliers prior to each delivery date. Advances to suppliers are shown net of an allowance which represents potentially unrecoverable cash advances at each balance sheet date. Such allowances are based on an analysis of past raw materials receipt experience and the credibility of each supplier according to its size and background. In general, we don’t provide allowances against advances paid to state owned companies as there is minimal risk of default. Our allowances for advances to suppliers are subjective critical estimates that have a direct impact on reported net earnings, and are reviewed quarterly at a minimum to reflect changes from our historic raw material receipt experience and to ensure the appropriateness of the allowance in light of the circumstances present at the time of the review.  It is reasonably possible that the Company’s estimate of the allowance will change, such as in the case when the Company becomes aware of a supplier’s inability to deliver the contracted raw materials or meet its financial obligations. At March 31, 2009 and June 30, 2008, the Company had allowances of advances to suppliers of $2,530,479 and $2,522,837, respectively.

Allowances for advances to suppliers are written off when all efforts to collect the materials or recover the cash advances have been unsuccessful, or when it has become known to the management that there is a default on the advances made to the suppliers.

In addition, a more robust analysis of accounts receivable will be included under the “Results of Operations” and “Liquidity and Capital Resources” headings in the MD&A section of future filings for each applicable period, as follows, using information from the March 31, 2009 financial statements for illustrative purposes:

Terence O’Brien
Division of Corporate Finance
August 4, 2009

Income from Operations.

The Company recognizes revenue on the transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and the title has passed and services have been rendered. Our net loss for the nine months ended March 31, 2009 included bad debt expense recognized during the period in the amount of $3,830,134. This charge reflects a write-off of accounts receivable due to a dispute between the Company and one of our customers regarding a special stainless steel product processed by the Company and delivered to the customer during the 3rd and 4th quarter of FY2008. Revenues for these products were initially recognized as services had been rendered and the goods had been delivered, and collectability was reasonably assured as the goods were delivered in accordance to the terms of the contract and management had no reason to believe that the customer would object to the goods and services provided.  However, in the months following such delivery, a dispute arose during the use of such products by the customer , which was followed by discussions between us and the customer regarding the technical aspects of the products and the possibility of reprocessing the products. After a few rounds of negotiation with the customer regarding the products and payment, our management determined as of March 31, 2009, that this account receivable is uncollectible. The Company does not have any other accounts receivable related to this product.

Current Assets.

Allowance for Doubtful Accounts.  We offer credit to our customers in the normal course of our business. Accounts receivable is stated net of allowance for doubtful accounts and represents a significant portion of our current assets. Credit periods vary substantially across industries, segments, types and size of companies in China where we operate our business. Because of the niche products that we process, our customers are usually also niche players in their own respective segment, who then sell their products to the end product manufacturers. The business cycle is relatively long, as well as the credit periods. The Company offers credit to its customers for periods of 60 days, 90 days, 120 days and 180 days. We generally offer the longer credit terms to longstanding recurring customers with good payment histories and sizable operations. From time to time we review these credit periods, along with our collection experience and the other factors discussed above, to evaluate the adequacy of our allowance for doubtful accounts, and to make changes to the allowance, if necessary.  If our actual collection experience or other conditions change, revisions to our allowances may be required, including a further provision which could adversely affect our operating income, or write back of provision when estimated uncollectible accounts are actually collected.

Our management determines the collectability of outstanding accounts by maintaining quarterly communication with such customers and obtaining confirmation of their intent to fulfill their obligations to the Company. In making this determination, our management also considers past collection experience, our relationship with customers and the impact of current economic conditions on our industry and market. As of June 30, 2009, our management believes that all our customers were committed to fulfilling their obligations to the Company, however, we note that the continuation or intensification of the current global economic crisis may have negative consequences on the business operations of our customers and adversely impact their ability to meet their financial obligations.  To reserve for potentially uncollectible accounts receivable, for the year ended June 30, 2009, our management has made a 50% provision for all accounts receivable that are over 180 days past due and full provision for all accounts receivable over 1 year past due.  From time to time we  will review these credit periods, along with our collection experience and the other factors discussed above, to evaluate the adequacy of our allowance for doubtful accounts, and to make changes to the allowance, if necessary.  If our actual collection experience or other conditions change, revisions to our allowances may be required, including a further provision which could adversely affect our operating income, or write back of provision when estimated uncollectible accounts are actually collected.

Terence O’Brien
Division of Corporate Finance
August 4, 2009

For the nine months ended March 31, 2009, our accounts receivable decreased by $12,753,928, or 37.8%, period-on-period, as a result of strengthened efforts in credit collection during the period. Management also continues to take appropriate actions to perform ongoing business and credit reviews of our customers to reduce our exposure to new and recurring customers who have been deemed to pose a high credit risk to our business based on their commercial credit reports, our collection history, and our perception of the risk posed by their geographic location. For example, we have halted all our exports to customers in the Philippines as we consider the associated credit risk to be relatively high. Based on publicly available reports, such as that issued by A.M. Best, there is a high risk that financial volatility may erupt in that country due to inadequate reporting standards, a weak banking system or asset markets and/or poor regulatory structure. We expect to resume such exports when conditions improve.

Advances to Suppliers.  In order to insure a steady supply of raw materials, the Company is required from time to time to make cash advances to its suppliers for a minimum delivery quantity at future times when raw materials are required. The advance is seen as a deposit to suppliers and guarantees our access to raw materials during periods of shortages and market volatility, and is therefore considered an important component of our operations. Contracted raw materials are priced at prevailing market rates agreed by us with the suppliers prior to each delivery date.

Advances to suppliers are shown net of an allowance and represent a significant portion of our current assets. During the quarter ended June 30, 2009, we received a $5.4 million cash refund of our advances of over 180 days to suppliers, from one of our major suppliers. The majority of the remaining advances to suppliers of over 180 days, is attributable to our advances to a subsidiary of a state-owned company in China, whose risk of default is minimal. At June 30, 2009, this supplier has confirmed to our management that it is committed to delivering the contracted raw materials as and when those are needed by the Company.

3.
Considering your accounts receivable and advances to suppliers are material to net income and operating cash flow and you currently have a significant concentration with a few customers and suppliers, please disclose in future filings, specifically your Form S-3, a risk factor that specifically explains the significant amount of accounts receivable outstanding over 180 days. Your disclosure should include the customer and the reasons that these balances remain outstanding, the specific evidence you considered in determining a reserve or write off was not necessary and that the amounts would all be collected by September 30, 2009. Further tell us and disclose how much of the accounts that are over 180 days have been collected since March 31, 2009 and whether the write off of these accounts would negatively impact any debt covenants.

RESPONSE:

The aging of accounts receivable provided in our earlier response was based on the sales recognition date. Please refer to the second table below for the aging of our accounts receivable after taking into consideration credit periods offered to our customers. Also, the 41% of accounts receivable over 180 days is spread among different customers and not concentrated on one customer. We have also provided the aging of advances to our suppliers.

Terence O’Brien
Division of Corporate Finance
August 4, 2009

Trade Debtors Aging Analysis as at March 31, 2009 (based on sales recognition date)

US$		1 to 30 days	31 to 90 days	91 to 180 days	181 to 360 days	over 1 year
TOTAL	22,065,756	4,605,270	1,058,146	3,459,211	12,647,557	295,572
%	100	21	5	16	57	1

Trade Debtors Aging Analysis as at March 31, 2009 (after adjustment of credit periods offered)

US$		Current	1 to 30 days	31 to 90 days	91 to 180 days	181 to 360 days	over 1 year
TOTAL	22,065,756	5,204,610	3,606,716	663,132	3,232,283	9,148,052	210,963
%	100	21	21	3	15	41	1

Advance to Suppliers Aging Analysis as at March 31, 2009 (based on advance payment date)

US$		1 to 30 days	31 to 90 days	91 to 180 days	181 to 360 days	over 1 year
TOTAL	28,008,333	1,599,891	631,751	3,626,454	7,566,072	14,584,165
%	100	6	2	13	27	52

Since March 31, 2009, we have collected $7,419,158, or 79% of our accounts receivable past due over 180 days.  During the quarter ended June 30, 2009, we also received a $5.4 million cash refund of our advances of over 180 days to suppliers, from one of our major suppliers. The majority of the remaining advances to suppliers of over 180 days, is attributable to our advances to a subsidiary of a state-owned company in China, whose risk of default is minimal. At June 30, 2009, this supplier has confirmed to our management that it is committed to delivering the contracted raw materials as and when those are needed by the Company.

As disclosed elsewhere herein, our management also continues to take appropriate actions to perform ongoing business and credit reviews of our customers to reduce our exposure to new and recurring customers who have been deemed to pose a high credit risk to our business based on their commercial credit reports, our collection history, and our perception of the risk posed by their geographic location. For example, we have recently halted all our exports to customers located in the Philippines as we consider the associated credit risk to be relatively high. Based on publicly available reports, such as that issued by A.M. Best, there is a high risk that financial volatility may erupt in that country due to inadequate reporting standards, a weak banking system or asset markets and/or poor regulatory structure. We expect to resume such exports when conditions improve.

Terence O’Brien
Division of Corporate Finance
August 4, 2009

We will include the following risk factor regarding our accounts receivable and allowances for advances in our future filings, including in a pre-effective amendment to the S-3:

The risk that we could suffer unrecoverable losses on our accounts receivable may be increased by our practice of offering extended customer credit and payment terms to our customers, together with the current negative global economic conditions.  Any such unrecoverable losses could adversely affect our financial results.

We operate our business in China.  Credit periods vary substantially in China across industries, segments, types and size of companies.  We operate in a niche of the China steel industry, specifically in the manufacture and sale of high precision cold-rolled steel products and in the provision of heat treatment and cutting of medium and high carbon hot-rolled steel strips.  Our customers are also niche operators, including manufacturers of automobile parts and components, steel roofing, plane friction discs, appliances, food packaging materials, saw blades, textile needles and microelectronics..  Because of the nature of our business, our business cycle and that of our customers is relatively long.  As a result, the credit and payment terms that we extend to our customers in the normal course of business are also relatively long. We offer credit to our customers for periods of 60 days, 90 days, 120 days and 180 days, with the longer credit terms generally offered to longstanding recurring customers with good payment histories and sizable operations. Our management determines the collectability of outstanding accounts by maintaining quarterly communication with such customers and obtaining confirmation of their intent and ability to fulfill their obligations to the Company. In making this determination, our management also considers past collection experience, our relationship with customers and the impact of current economic conditions on our industry and market and the financial condition of the customer, to the extend discoverable.

To date, we have determined that only one account was ultimately uncollectable, as a result of a customer dispute regarding one of our  customized products during the third and fourth quarter of 2008.  At March 31, 2009, approximately 42% of our account receivables were past due over 180 days.  However, as of March 31, 2009, all our customers confirmed that they were committed to fulfilling their obligations to the Company and we were aware of no other basis for reclassifying any such accounts as uncollectable.  As a result, we determined that an allowance for doubtful accounts of $1,036,609 as of March 31, 2009, was appropriate, as compared to $1,033,479 at June 30, 2008.

We note, however, that the continuation or intensification of the current worldwide economic crisis may have negative consequences on the business operations of our customers and may adversely impact their ability to meet these financial obligations to us, resulting in unrecoverable losses on such accounts receivable. Although we believe that our current reserves for doubtful accounts are adequate in light of current market conditions, and we are not aware of any specific increases in doubtful accounts, we have nevertheless elected to prepare for the potential worsening of the global economic downturn, and the slowdown in the steel industry in China in particular, by increasing such reserves for 2009. To reserve for potentially uncollectible accounts receivable, management has made a 50% provision for all accounts receivable that are over 180 days past due and full provision for all accounts receivable over 1 year past due for the year ended June 30, 2009. From time to time we will review credit periods offered, along with our collection experience and the other factors discussed above, to evaluate the adequacy of our allowance for doubtful accounts, and to make changes to the allowance, if necessary, including reducing such allowances if uncollectable accounts do not actually increase and the other factors we consider in determining the collectability of accounts do not deteriorate.  However, if our actual collection experience with our customers or other conditions change, or the other factors that we consider indicate that it is appropriate, a further provision for doubtful accounts may be required, which could adversely affect our financial results.

Terence O’Brien
Division of Corporate Finance
August 4, 2009

The slowdown in the steel industry in China, together with adverse global economic conditions, may increase the risk that the suppliers of our raw materials may not fulfill their delivery obligations to us and that we may lose such advances.  If our suppliers do not fulfill delivery obligations or are unable to return our advance payments, it could adversely affect our financial results and our business and operations.

In order to insure a steady supply of raw materials, the Company is required from time to time to make cash advances to its suppliers for a minimum delivery quantity at future times when raw materials are required. Such advances are an important component of our operations because they are viewed by our suppliers as a deposit for such raw materials and they guarantee our access to raw materials during periods of shortages and market volatility. The raw materials for which we advance funds are priced at prevailing market rates agreed on by the Company and its suppliers prior to each delivery date.  Our advances to suppliers are shown net of an allowance which represents potentially unrecoverable cash advances at each balance sheet date. Our allowance for advances to suppliers is a subjective critical estimate that has a direct impact on our reported net earnings, and is reviewed at least quarterly to reflect changes from our historic raw material receipt experience and to ensure the appropriateness of the allowance in light of the circumstances present at the time of the review, including our relationship with suppliers, the size of their operations, confirmation of their intention to fulfill their obligations to us and the financial condition of the supplier. For example, we do not provide allowances against advances paid to state-owned companies as there is minimal risk of default. At March 31, 2009 and June 30, 2008, the Company had allowances of advances to suppliers of $2,530,479 and $2,522,837, respectively.  We will change our estimate of such allowances if we become aware of a supplier’s inability to deliver the contracted raw materials or meet its financial obligations to us, and allowances for advances to suppliers are written off when all efforts to collect the materials or recover the cash advances have been unsuccessful, or when it has become known to the management that the suppliers are no longer in a position to fulfill their financial obligations.  As at June 30, 2009, all our suppliers have confirmed that they intend to fulfill their obligations to us and we were aware of no other reasons to write off such advances. Although to date we have not had to write of any of our cash advances to suppliers, if the global economic crisis intensifies, the likelihood that a critical supplier will encounter financial duress grows exponentially and they may be unable to fulfill their delivery obligations to us, which occurrence would have a material adverse impact on our financial results and on our business and operations.

 (Remainder of Page Left Blank Intentionally)

Terence O’Brien
Division of Corporate Finance
August 4, 2009

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at 011-852-2543-2290 or Scott Kline, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (415) 983-1523.

Sincerely,

CHINA PRECISION STEEL INC.

By:	/s/ Wo Hing Li
Name: Wo Hing Li
Title: Chief Executive Officer
cc: Scott Kline, Esq.